SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NuStar Energy L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

67058H102

(CUSIP Number)

Michael Ravvin, General Counsel

c/o EIG Management Company, LLC

600 New Hampshire Ave NW, Suite 1200

Washington, DC 20037

(202) 600-3388

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67058H102

1	Name of Reporting Person EIG Nova Equity Aggregator, L.P.
2	Check the appropriate box if a member of a group* (a): ☐ (b): ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by the Reporting Person	7	Sole Voting Power 11,706,339(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 11,706,339(1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by the Reporting Person: 11,706,339(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.59%*
14	Type of Reporting Person PN

*

Calculation of percentage based on a total of 110,313,685 Common Units (as defined below) outstanding as of October 31, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (“SEC”) on November 8, 2022, adjusted to include the Common Units issuable upon conversion of the Preferred Units (as defined below) after giving effect to the Repurchase Transaction (as defined below).

(1)

As of the date of this Amendment (as defined below), EIG Nova Equity Aggregator, L.P. (the “Reporting Person”) holds 11,706,339 Common Units, consisting of Common Units issuable upon conversion of the Series D Cumulative Convertible Preferred Units (the “Preferred Units”) held by the Reporting Person. The Preferred Units are convertible at the Reporting Person’s election.

SCHEDULE 13D

This Amendment No. 1 (this “Amendment”) supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the SEC, as amended from time to time (the “Schedule 13D”), relating to the common units (the “Common Units”) representing limited partnership interests of NuStar Energy L.P., a Delaware limited partnership (the “Issuer”), with principal executive offices at 19003 IH-10 West, San Antonio, Texas 78257. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

Item 4.	Purpose of Transaction

The information contained in Items 3 and 6 of the Schedule 13D is incorporated herein by reference.

On November 16, 2022, the Issuer entered into a Purchase Agreement (the “Purchase Agreement”) with the Reporting Person to repurchase 5,630,146 Preferred Units of the Issuer, for $32.73 per unit for the aggregate purchase price of $184,274,678.58 in a privately negotiated transaction (the “Repurchase Transaction”). The Repurchase Transaction is expected to close on or about November 22, 2022, subject to customary closing conditions. The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is filed as an exhibit hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a.) As of the date of this Amendment, the Reporting Person beneficially owns an aggregate of 11,706,339 Common Units which may be acquired upon the conversion of the Preferred Units (assuming that there are no Series D unpaid distributions thereon), or 9.59% of the total number of Common Units outstanding (adjusted to include the Common Units issuable upon conversion of the Preferred Units after giving effect to the Repurchase Transaction). The Preferred Units are convertible into Common Units at the Reporting Person’s election. Common Units which are to be issued upon conversion of the Preferred Units are beneficially owned by the Reporting Persons.

(b.) The Common Units are held directly by the Reporting Person. The applicable investment committees that have the power to vote or to direct the vote of, and to dispose or to direct the disposition of, the Common Units are comprised of the following individuals: R. Blair Thomas, Randall S. Wade and Jean-Daniel Borgeaud.

(c.) The Reporting Person has not effected any transactions in the Preferred Units or Common Units during the past 60 days.

(d.) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Person.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 3 of the Schedule 13D and Item 4 of this Amendment is incorporated herein by reference.

On November 16, 2022, the Issuer entered into the Purchase Agreement with the Reporting Person to repurchase 5,630,146 Preferred Units of the Issuer, for $32.73 per unit for the aggregate purchase of $184,274,678.58 in a privately negotiated transaction. The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is filed as an exhibit hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

4. Purchase Agreement, dated as of November 16, 2022, by and among NuStar Energy L.P. and EIG Nova Equity Aggregator, L.P.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 22, 2022

EIG ASSET MANAGEMENT, LLC

By:	/s/ Matthew Hartman
Name:	Matthew Hartman
Title	Managing Director

By:	/s/ Sean Murphy
Name:	Sean Murphy
Title:	Senior Vice President

EIG NOVA EQUITY GP, LLC

By:	EIG Asset Management, LLC, its managing member

By:	/s/ Matthew Hartman
Name:	Matthew Hartman
Title:	Managing Director

By:	/s/ Sean Murphy
Name:	Sean Murphy
Title:	Senior Vice President

EIG NOVA EQUITY AGGREGATOR, L.P.

By:	EIG Nova Equity GP, LLC, its general partner
By:	EIG Asset Management, LLC, its managing member

By:	/s/ Matthew Hartman
Name:	Matthew Hartman
Title	Managing Director

By:	/s/ Sean Murphy
Name:	Sean Murphy
Title:	Senior Vice President

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